# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seer, Inc., CIK 0001726445
CUSIP: 81578P106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3800 Bridge Parkway, Suite 102, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0001373604
Persons authorized to receive notices and communications: Braden M Leonard, 65 E Cedar - Suite 2, Zionsville, Indiana (IN), 46077, 3173442447

## Reporting persons
- BML Investment Partners, L.P. (CIK 0001373604): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,180,490; sole dispositive power 0; shared dispositive power 2,180,490; aggregate amount beneficially owned 2,180,490 (3.9% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.
- Braden M Leonard: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 420,000; shared voting power 2,180,490; sole dispositive power 420,000; shared dispositive power 2,180,490; aggregate amount beneficially owned 2,600,490 (4.7% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Seer, Inc.
Address of issuer's principal executive offices: 3800 Bridge Parkway, Suite 102, Redwood City, California (CA), 94065

## Item 2. Identity and Background
Name of person filing:
BML Investment Partners, L.P.
Braden M Leonard
Residence or business address: 65 E Cedar, Suite 2, Zionsville, IN 46077
Present principal occupation or employment: Braden M. Leonard Mr. Leonard's business address is 65 E Cedar Suite 2, Zionsville, IN 46077. Mr. Leonard's principal business is to serve as managing member of BML Capital Management, LLC
Criminal convictions in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Braden M. Leonard is a citizen of the United States of America.
BML Investment Partners, L.P. is a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working Capital

## Item 4. Purpose of Transaction
Purpose of transaction: On November 2, the Reporting Person sent a letter to the Board expressing disappointment in the Board's decision to remain a public company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
BML Investment Partners L.P. owns 2,180,490 or 3.9%.
Braden M Leonard owns 420,000 or 0.7%.
Number of shares as to which each person has sole or shared power to vote or dispose:
BML Investment Partners, L.P. - 0
Braden M Leonard - 2,600,490
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex 1 - Letter to Board

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, Managing Member of BML Capital Management, LLC (11/02/2026)
- Braden M Leonard: Braden M Leonard, Individual (11/02/2026)